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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Jilco Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

477417 109

(CUSIP Number)

September 25, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 477417 109

1

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

NAMES OF REPORTING PERSONS:

Brandon Wolsic, Custodian for Dylan Rey Ross (“BWCDRR”)

Brandon Wolsic, Custodian for Julianna Audrey Ross(“BWCJAR”)

Brandon Wolsic, Custodian for Kendra Reyvan Ross(“BWCKRR”)

Landon Michael Ross (“LMR”)

Jacquelyn Michelle Ross (“JMR”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER: BWCDRR=704,601 BWCJAR=704,601 BWCKRR=704,601 LMR=704,601 JMR=704,601
6 SHARED VOTING POWER: 0
7 SOLE DISPOSITIVE POWER: BWCDRR=704,601 BWCJAR=704,601 BWCKRR=704,601 LMR=704,601 JMR=704,601
8 SHARED DISPOSITIVE POWER: 0

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

BWCDRR=704,601

BWCJAR=704,601

BWCKRR=704,601

LMR=704,601

JMR=704,601

Each reporting person disclaims beneficial ownership of shares held by the other reporting persons.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.9304%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Percentage reported reflects percentage held by each reporting person. Each reporting person disclaims beneficial ownership of shares held by the other reporting persons.

Page 2 of 6 pages

Item 1.

(a) Name of Issuer

Jilco Industries, Inc.

(b) Address of Issuer’s Principal Executive Offices

P. O. Box 10539

Beverly Hills, CA 90213

Item 2.

(a) Name of Person Filing

Brandon Wolsic, Custodian for Dylan Rey Ross (“BWCDRR”)

Brandon Wolsic, Custodian for Julianna Audrey Ross(“BWCJAR”)

Brandon Wolsic, Custodian for Kendra Reyvan Ross(“BWCKRR”)

Landon Michael Ross (“LMR”)

Jacquelyn Michelle Ross (“JMR”)

BWCDRR, BWCJAR, BWCKRR, LMR and JMR are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-k(1). Attached to this statement as Exhibit A is the Joint Filing Agreement of BWCDRR, BWCJAR, BWCKRR, LMR and JMR pursuant to Rule 13d-1(k)(1)(iii).

(b) Address of Principal Business Office or, if none, Residence

P.O. Box 10539

Beverly Hills, CA 90213

(c) Citizenship

United States of America

(d) Title of Class of Securities

Common Stock, no par value

(e) CUSIP Number

477417 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Page 3 of 6 pages

Item 4.	Ownership

(a) Amount beneficially owned:

BWCDRR=704,6011

BWCJAR=704,6011

BWCKRR=704,6011

LMR=704,6011

JMR=704,6011

(b) Percent of class:

15.9304%2

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

BWCDRR=704,601

BWCJAR=704,601

BWCKRR=704,601

LMR=704,601

JMR=704,601

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

BWCDRR=704,601

BWCJAR=704,601

BWCKRR=704,601

LMR=704,601

JMR=704,601

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

[1]	Each reporting person disclaims beneficial ownership of shares held by the other reporting persons.

[2]	Percentage reported reflects percentage held by each reporting person.

Page 4 of 6 pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Exhibit B is a list of each member of the group filing this Schedule pursuant to §240.13d-1(c).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2007

/s/ BRANDON WOLSIC
Brandon Wolsic, Custodian for Dylan Rey Ross

/s/ BRANDON WOLSIC
Brandon Wolsic, Custodian for Julianna Audrey Ross

/s/ BRANDON WOLSIC
Brandon Wolsic, Custodian for Kendra Reyvan Ross

/s/ LANDON MICHAEL ROSS
Landon Michael Ross

/s/ JACQUELYN MICHELLE ROSS
Jacquelyn Michelle Ross

Page 6 of 6 pages

Exhibit A

Joint Filing Agreement

Brandon Wolsic, Custodian for Dylan Rey Ross, Brandon Wolsic, Custodian for Julianna Audrey Ross, Brandon Wolsic, Custodian for Kendra Reyvan Ross, Landon Michael Ross, and Jacquelyn Michelle Ross (collectively, the “Parties” and individually a “Party”) hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the “Statement”) with respect to their beneficial ownership of shares of Common Stock (the “Securities”) of Jilco Industries, Inc., on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.

Each Party represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendment thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but taken together shall constitute one and the same instrument.

In Witness Whereof, the Parties have executed this Joint Filing Agreement this 22nd day of August, 2007.

/s/ BRANDON WOLSIC
Brandon Wolsic, Custodian for Dylan Rey Ross

/s/ BRANDON WOLSIC
Brandon Wolsic, Custodian for Julianna Audrey Ross

/s/ BRANDON WOLSIC
Brandon Wolsic, Custodian for Kendra Reyvan Ross

/s/ LANDON MICHAEL ROSS
Landon Michael Ross

/s/ JACQUELYN MICHELLE ROSS
Jacquelyn Michelle Ross

Exhibit B

Identity of Each Member of Filing Group

The members of the group filing the Schedule 13G of which this Exhibit B is a part are as follows:

Brandon Wolsic, Custodian for Dylan Rey Ross

Brandon Wolsic, Custodian for Julianna Audrey Ross

Brandon Wolsic, Custodian for Kendra Reyvan Ross

Landon Michael Ross

Jacquelyn Michelle Ross